LEGG MASON PARTNERS EQUITY TRUST

620 Eighth Avenue, 47th Floor

New York, New York 10018

February 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Legg Mason Defensive Fund, Legg Mason Income Fund, Legg Mason Low Volatility Fund, Legg Mason Adaptive Growth Fund and Legg Mason High Growth Fund (collectively, the “Funds”), each a series of Legg Mason Partners Equity Trust (the “Trust”)—Request for Withdrawal of Post-Effective Amendments Nos. 433, 440, 444, 446, 448, 450, 452, 454, 456, 460, 463, 467, 471, 474, 477, 479, 480, 481, 482, 483, 484, 485, 487 and 489 to the Trust’s Registration Statement filed on Form N-1A (File Nos. 33-43446 and 811-06444)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to the Funds:

1933 Act Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
433	03/08/19	485APOS	0001193125-19-067680
440	05/21/19	485BXT	0001193125-19-152333
444	06/19/19	485BXT	0001193125-19-176098
446	07/18/19	485BXT	0001193125-19-196372
448	08/16/19	485BXT	0001193125-19-223100
450	09/13/19	485BXT	0001193125-19-244490
452	10/11/19	485BXT	0001193125-19-266461
454	11/08/19	485BXT	0001193125-19-287917
456	12/06/19	485BXT	0001193125-19-307881
460	01/03/20	485BXT	0001193125-20-001137
463	01/31/20	485BXT	0001193125-20-020725
467	02/28/20	485BXT	0001193125-20-055307
471	03/27/20	485BXT	0001193125-20-088556
474	04/24/20	485BXT	0001683863-20-005330
477	05/22/20	485BXT	0001683863-20-009972
479	06/19/20	485BXT	0001193125-20-173617
480	07/17/20	485BXT	0001193125-20-194458
481	08/14/20	485BXT	0001193125-20-219912
482	09/11/20	485BXT	0001193125-20-243809
483	10/09/20	485BXT	0001193125-20-266850
484	11/06/20	485BXT	0001193125-20-287571
485	12/04/20	485BXT	0001193125-20-310130
487	12/31/20	485BXT	0001193125-20-330402
489	01/29/21	485BXT	0001193125-21-022125

In making this request for withdrawal, the Trust confirms that no securities have been sold, or will be sold, in reliance on the Amendments or pursuant to the Prospectus and Statement of Additional Information contained therein.

If you have any questions, please feel free to contact me at (203) 703-7028.

Sincerely,

LEGG MASON PARTNERS EQUITY TRUST

/s/ Marc A. De Oliveira
Marc A. De Oliveira
Secretary of the Trust